

June 11, 2010

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

> **Re: VR Holdings, Inc.**
> **Form S-1**
> **Filed May 17, 2010**
> **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your proposed business involves the buying and securitizing of structured settlement lawsuit payments. Please provide us with a detailed analysis as to whether you would be required to register your activities under the Investment Company Act.

2. Please provide the disclosure contemplated by Item 502(b) of Regulation S-K.

3. Please include the disclosure required by Item 505 of Regulation S-K. In your discussion,

explain why the company has valued the shares to be offered to the claimants at $4.47, but has valued the shares to be offered by the company for cash at $0.10.

4. Please include the disclosure required by Item 506 of Regulation S-K.

5. Because this is a best efforts, no minimum offering, please revise your Use of Proceeds, Capitalization, Dilution and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

Registration Statement Cover Page

6. Please revise to include all appropriate check boxes. For example, include the appropriate checkboxes indicating whether these securities are being registered pursuant to Rule 415.

Prospectus Cover Page

7. Disclose the date when the offering by the company will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust or similar account. See Regulation S-K Item 501(b)(8).

8. Disclose, if true, that the offering by the company will be conducted on a best efforts basis by your officers and directors, and identify the officers and directors. See Regulation S-K Item 501(b)(8). If your officers and directors will be relying on the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934 to sell the securities, tell us in your response letter how each element of the rule will be met.

9. Clearly highlight here and throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering.

10. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 1

11. Disclose that no minimum amount of securities must be sold in this offering by the company. As a result, potential investors will not know how many securities will ultimately be sold and the amount of proceeds the company will receive from the offering. If the company sells only a few securities, potential investors may end up holding shares in a company that:

- hasn't received enough proceeds from the offering to begin operations; and
- has no market for its shares.

12. Please clarify throughout the prospectus the extent to which you are relying on any successful outcomes from your pending litigation to fund the company and any planned business operations.

13. Disclose that the company has over $7.7 million of past due and currently due debt.

The Offering, page 2

14. In your response letter, tell us whether you have any discussions with any of the claimants prior to the filing of the registration statement regarding the offer of securities in complete settlement and release of their claims.

15. We note your statement on page two that prior to the issuance of your shares to a claimant such claimant "must accept the shares in complete settlement and release of all claims against VR Holdings." Please expand your disclosure to address the manner in which you will obtain this release. In addition, disclose whether you have had discussions with any of the claimants regarding either the amount of shares such claimants will receive or the likelihood of their acceptance. Please disclose whether you will issue shares to a portion of the claimants involved in a matter if not all claimants in such matter agree to your settlement offer.

16. We note your disclosure regarding the manner in which you determined the number of shares to be issued to the claimants. Please expand your disclosure to indicate who determined the value of $4.47 per share that was used in this calculation. Explain your reference to "the total estimated claim of VR Holdings" and quantify the components of the total estimated claim. We also note the calculations set forth in Schedules A, B and C on page 51 of your prospectus. Please explain how your description of the calculation of shares proposed to be issued to the claimants on page two is consistent with the calculations contained on page 51.

17. It appears that the litigation referenced in the first bullet point, Marshall & Ilsley Trust Co. v. Morton M. Lapides, et al., relates to a personal judgment against Mr. Lapides. Please explain why the company is seeking to issue company shares in settlement of this personal liability.

18. The second bullet point on this page references the 1,659,395 shares to be offered to the creditors of Valley Rivet Company as shown "on Schedule B" to your prospectus. It appears that this should be a reference to "Schedule A" to your prospectus. Please revise or advise.

Risk Factors, page 5

19. We note your disclosure that all selling shareholders will be limited to selling their shares at $.10 per share until the shares are quoted on the Pink Sheets or the OTC Bulletin Board. Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares in the event that the shares are quoted on the Pink Sheets or the OTC Bulletin Board. In this risk factor, address the conflict presented by allowing the selling shareholders to sell their shares at market prices or other negotiated prices when the company is limited to selling at $.10 per share. Specifically address the adverse effect that this may have on the company's ability to sell shares on a self-underwritten basis and receive any proceeds. Also provide clear and prominent disclosure of this aspect of the offering in the prospectus summary.

20. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your officers in operating and managing a company in a similar industry.

21. Please revise to create a new risk factor that discusses the risks that your pending litigation will not be successful and discusses any negative developments in your litigation to provide context.

22. Please revise to create a new risk factor that highlights the risk posed by your dependence on Mr. Baker as well as the risks associated with the time he will devote to his other business activities (discussed on page 36).

23. It appears that the issues discussed on pages 22-25 of your prospectus are significant factors that make the offering risky, and should therefore be reflected in your risk factors. See Item 503 of Regulation S-K. Please revise your disclosure to include risk factors highlighting these issues, including, but not limited to the, the "paucity of U.S. case law" addressing the legality of investing in federally-registered intellectual property claims (disclosed on page 22), the potential difficulties or delays you may have in locating investments (disclosed on page 23), your description of the "loser pays system" in certain jurisdictions (on page 23), and the risks associated with possible underwriting errors (discussed on page 24).

"Our future revenues are unpredictable…" page 4

24. Please revise this risk factor to more clearly address your ability to continue as a going concern. Your disclosure should include the minimum level of capital that must be raised for the company to continue operating through 2010.

"Legislative actions and potential new accounting pronouncements are likely to impact our future financial position..." page 5

25. We note your reference to proposed initiatives which are expected to result in certain changes to accounting rules. Please expand your disclosure to provide more detail

regarding the anticipated changes you are referencing.

Use of Proceeds, page 10

26. We note your statement on page three that your proceeds will be used for the payment of litigation fees as well as working capital purposes. Please expand your disclosure on page 10 to address what portion of the net proceeds you anticipate will be used to pay litigation fees. See Item 504 of Regulation S-K.

27. Because this is a best efforts, no minimum offering, please revise your Use of Proceeds, Capitalization, and Dilution sections to reflect the sale of varying amounts of the total amount being offered, including an amount as little as 10% of the offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

28. Please expand your disclosure to address and quantify what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

29. Provide an expanded discussion (quantified, if possible) of your anticipated plan of operations and the expected increases in expenses referenced throughout this registration statement. For example, address the costs associated with: (i) obtaining written legal opinions that your investments are considered to be lawful and permitted under local laws and/or rules on professional ethics; (ii) your due diligence with respect to relevant claims (as referenced on page 20); and (iii) any other anticipated legal or other costs associated with negotiating and structuring your investments. Also discuss your expected litigation costs associated with your pending litigation.

Impact of Inflation, page 12

30. We note your reference to your experience with "increased salaries." However, we also note that as of December 31, 2009 you had not paid a salary to any of your officers. Please advise or revise.

Liquidity and Capital Resources, page 13

31. Please explain the nature of the "expenses" that have been paid by the Cancer Foundation to date.

32. Refer to the first paragraph of page 14, which says the registrant has over $7.7 million of past due and currently due debt. Please expand your discussion of liquidity and capital resource to provide a more detailed discussion of how you plan to satisfy these obligations in light of the fact that maximum proceeds of the proposed offering would be inadequate to repay this debt.

33. Please expand your disclosure to address whether you have attempted to seek extensions of or refinance any of your outstanding debt. Disclose any penalties or fines accruing on the past due amounts.

Financing Activities, page 14

34. We note your disclosure that you do not have sufficient capital to fund your proposed operations for the next 12 months. Please quantify, to the extent practicable, both your short-term and long-term capital needs.

35. Please disclose the terms pursuant to which The Cancer Foundation has loaned you money. Please clarify whether these loans represented the "payment of expenses" referenced on page 13. File any agreements governing such loans as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Business, page 16

36. Provide us with objective support for your assertions regarding the marketplace in which you conduct business and revise your disclosure to indicate the basis for such statements, including the following:
    - There has been a recent trend towards eliminating or relaxing barriers to litigation financing (page 17);
    - Contingent fees are "commonplace" in U.S. court proceedings and they commonly range between 25% and 33% of the plaintiff's total recovery (page 17);
    - Your belief that the UK Legal Services Act 2007 will lead to "additional opportunities to finance claims" (page 18);
    - There are over 30 businesses advertising their services in the litigation financing business in the U.S., Australia, the U.K. and Germany (page 18); and
    - The structured settlement market has more than $80 billion structured settlements in force, (page 27).

    These are just examples.

Financing Litigation, page 17

37. We note your statement on page 17 that you intend to invest approximately 50% of your available funds through loans to law firms. Please disclose how you will use the remaining 50%.

Markets Outside the U.S., page 18

38. Please expand your disclosure to address how you intend to "examine investments" in arbitrations that are pending in Europe and elsewhere. Such disclosure should indicate whether you will hire outside consultants to assist in this process.

Marketing, page 19

39. We note that your marketing will initially be made on a "discrete, professional-referral basis." We also note that your officers do not appear to have backgrounds in legal or other applicable industries. Please expand your disclosure to specifically address how you will obtain these referrals.

Overview of Underwriting Model, page 20

40. Please disclose when you will adopt the investment criteria you describe herein and indicate whether you will rely on the assistance of any outside advisors to develop or implement such criteria. If management will develop this criteria, identify the relevant experience management has with respect to evaluating these types of investments.

Case Analysis Models, page 20

41. We note that you intend to use case analysis models you develop to assess potential cases in which to invest. Please expand your disclosure to address any experience your management has with respect to the development of these models.

Legal and Professional Ethics Issues, page 22

42. Please quantify and identify the number of states in the U.S. and, to the extent possible, other jurisdictions that will not permit you to make investments in litigation and arbitration cases.

Key Personnel, page 27

43. Please expand your disclosure to address the aspects of Mr. Baker's expertise that are relevant to the development of your business. In addition, disclose that you do not have an employment agreement with Mr. Baker and indicate the amount of time that he will commit to the company. We note your disclosure on page 36 that he is also the CFO and treasurer of Inware Company.

Legal Proceedings, page 28

44. Please file the assignment of the claims held by Mr. and Mrs. Morton M. Lapides Sr. to VRH as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

The Basis of Our Litigation, page 28

45. Please disclose whether The Cancer Foundation actually donated $80 million of John Hopkins Hospital.

Management, page 35

46. Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

Conflicts of Interest, page 38

47. Disclose whether your policies and procedures for the review of related party transactions. are in writing. See Item 404(b) of Regulation S-K.

48. We note your statement that you intend to transact business with some of your officers, directors and affiliates as well as with firms in which some of your officers, directors or affiliates have a material interest. Please disclose the nature of these relationships and material interests.

Summary of Cash and Other Compensation, page 40

49. We note that your executive officers have not yet received any salaries. Please clarify when each of your current executive officers will begin to receive a base salary.

Financial Statements
Consolidated Statements of Operations, page F-5
Consolidated Statements of Cash Flows, page F-7

50. Please revise to provide the audited financial statements for the year ended September 30, 2007, as required by Rule 3-02(a) of Regulation S-X. Similarly please revise Selected Financial Data and Management's Discussion and Analysis on page 13 to address the periods required under Items 301(a) and 303(a) of regulation S-K. Otherwise, please advise.

Consolidated Statements of Shareholders' Deficit, page F-6

51. Disclose why you have an accumulated deficit of $15,492,955 at the inception of the company and advise us.

52. Your initial issuance of 363.5 million common shares for services appears to include the 314.7 million shares held by Deoghe Corp., which the penultimate paragraph of page 41 and the first bullet point of Item 15 on page 52 indicate were issued on July 25 (or 26), 2006 in exchange for the contribution of interests in litigation. Please clarify and explain to us how you determined the recorded value of the 363.5 million common shares in the absence of an active trading market. Address in your response the apparent contemporaneous exchange of 4.6 million common shares for $8.2 million of debt.

53. In this regard, tell us and disclose in your summary of significant accounting policies how you account for and how you determine the value of your interests in litigation.

54. Disclose and explain to us how you determined the value of the 26.0 million of common shares issued in fiscal 2009 for services in the absence of an active trading market.

55. Similarly, disclose how you account for and determine the value of expenses paid for the benefit of VR Holdings by its shareholders.

Note 1 – Summary of Significant Accounting Policies
Nature of Operations and Organization, page F-8

56. Reconcile for us the disclosure in first paragraph of page F-8, which states that the companies "MML, Inc.("MML"), Transcolor Corp.("Transcolor"), Valley Rivet Company, Alleco, Inc. and Allegheny Pepsi Cola Bottling Company" are consolidated into the audited financial statements, to the disclosure in second paragraph of page 1 that "Alleco, Inc., Allegheny Pepsi Cola Bottling Company, Transcolor Inc. and its subsidiary, Valley Rivet Company, Inc., and MML, Inc. (collectively, the "VRH Subsidiaries") are no longer in existence".

Note 3 – Debt, page F-10

57. Refer to the bullet points of Item 15 on page 52, which discloses the issuance of the registrant's common shares in settlement of claims against VR Holdings. Refer also to the last paragraph of page F-10, which discloses that the $6.4 million note payable carried on the books of the registrant dates back to 1993, was due in 1999 and was issued by a predecessor of Transcolor (a company which no longer exists). Moreover, the sixth paragraph of page 32 discloses a $ 7.0 million corporate debt that is the *personal* liability of Mr. Morton M. Lapides. Disclose in your financial statements the identities of the parties to whom the reported note payable is due. Disclose the terms under which it is currently payable. Explain to us how this note survived the ensuing bankruptcies and dissolution of the registrant's subsidiaries and how it became a legal obligation of the registrant.

58. Reconcile the recorded $6.3 million carrying value of this note to the $7.0 million amount of principle and interest disclosed in the last paragraph of page F-10.

59. Please include the fair value disclosures for this liability as required by ASC 820-1050-2.

Exhibits, page 54

60. Your exhibit index indicates that Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 21 are filed with your registration statement; however, such exhibits were not included with your filing. Please file these exhibits with your amended registration statement.

Exhibit 5.0

61. Please have counsel revise his opinion to address both the shares being offered by the company and the shares being offered by selling shareholders. In addition, since the company has already issued the shares to the selling shareholders, have counsel revised his opinion so that he does not qualify the opinion with "when issued."

62. Please have counsel remove any indication that his legality opinion did not consider all relevant Delaware law or that he does not possess the expertise to opine on the legality of the shares under Delaware law.

Exhibit 23.1 (23.2)

63. Refer to the consent provided by your independent registered accountant which refers to financial statements for the period from July 25, 2006 to September 30, _2010_. Please ask your auditors to revise their consent and refer to the actual dating of the financial statements for the period from July 25, 2006 to September 30,_2009_ for which they provide their opinion on page F-3.

Undertakings, page 55

64. Include the undertaking required by Item 512(h) of Regulation S-K.

Signatures

65. Please note that your registration statement must be signed by your controller or principal accounting officer. See Instruction 1 to Item 17 of Form S-1.

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s Kathleen Krebs, for

Larry Spirgel
Assistant Director

Cc: Norman T. Reynolds, Esq.
    Via facsimile